The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated February 13, 2025

Pricing supplement To prospectus dated April 13, 2023, prospectus supplement dated April 13, 2023 and product supplement no. 1-I dated April 13, 2023	Registration Statement No. 333-270004 Dated February , 2025 Rule 424(b)(2)

$

Floating Rate Notes Linked to the Consumer Price Index due February 20, 2035

General

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The notes are designed for investors who seek (i) periodic interest payments that for each Interest Period are linked to the year-over-year change in the Consumer Price Index as determined on the applicable Determination Date plus 2.025%, provided that this rate will not be less than the Minimum Interest Rate of 0.00% per annum, and (ii) the return of their principal amount at maturity.
•	These notes have a long maturity relative to other fixed income products. Longer-dated notes may be riskier than shorter-dated notes. See “Selected Risk Considerations” in this pricing supplement.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.

Key Terms

Issuer:	JPMorgan Chase & Co.
Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest.
Interest:	We will pay you interest in arrears on each Interest Payment Date based on the applicable Interest Rate and the applicable Day Count Fraction, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Periods:	The period beginning on and including the Original Issue Date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement
Interest Payment Dates:	Interest on the notes will be payable in arrears on the 19th calendar day of each calendar month, beginning on March 19, 2025 to and including January 19, 2035, and on the Maturity Date (each, an “Interest Payment Date”), subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Rate:	With respect to each Interest Period, a rate per annum equal to the CPI Rate, as determined on the applicable Determination Date, plus 2.025% (the “Spread”), provided that this rate will not be less than the Minimum Interest Rate. Notwithstanding anything to the contrary in the accompanying product supplement, the Interest Rate with respect to each Interest Period will be rounded to 3 decimal places.
Minimum Interest Rate:	0.00% per annum
CPI Rate:

For any Determination Date, the CPI Rate will be calculated as follows:

where: “CPIt-2” means, with respect to that Determination Date, the published level of the Consumer Price Index for the calendar month that is two (2) calendar months immediately preceding the calendar month in which that Determination Date falls, which we refer to as the “reference month”; and

“CPIt-14” means, with respect to that Determination Date, the published level of the Consumer Price Index for the calendar month that is fourteen (14) calendar months immediately preceding the calendar month in which that Determination Date falls.

CPI or Consumer Price Index:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on the Bloomberg Professional® service (“Bloomberg”) page “CPURNSA” (or any successor source) or any successor index, as determined by the calculation agent in accordance with the procedures set forth under “The Underlyings — Base Rates — CPI Rate” in the accompanying product supplement.
Determination Date:	For each Interest Period, the second business day immediately preceding the beginning of that Interest Period. For example, March 17, 2025 (which is two business days immediately prior to March 19, 2025) is the Determination Date of the CPI Rate with respect to interest due and payable on April 19, 2025. On the March 2025 Determination Date, interest will be based on year-over-year change in CPI between January 2024 and January 2025.
Pricing Date:	February 13, 2025, subject to the Business Day Convention
Original Issue Date:	February 19, 2025, subject to the Business Day Convention (Settlement Date)
Maturity Date:	February 20, 2035, subject to the Business Day Convention
Other Key Terms:	See “Additional Key Terms” in this pricing supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series E medium-term notes of which these notes are a part and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/1665650/000121390023029554/ea152829_424b2.pdf

•	Prospectus supplement and prospectus, each dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

Business Day:	Any day other than a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Convention:	30/360
CUSIP:	48130CZN8

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY — Regardless of the year-over-year change in the CPI, we will pay you at least the principal amount of your notes if you hold the notes to maturity. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date. With respect to each Interest Period, your notes will pay an interest rate per annum equal to the CPI Rate as determined on the applicable Determination Date plus the Spread, provided that this rate will not be less than the Minimum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL INFLATION PROTECTION — For each Interest Period, the Interest Rate on the notes will be a rate per annum equal to the CPI Rate as determined on the applicable Determination Date plus the Spread, provided that this rate will not be less than the Minimum Interest Rate. In no event will the Interest Rate for any Interest Period be less than the Minimum Interest Rate. However, an investment in the notes may not fully offset any inflation actually experienced by any holder of the notes.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in this pricing supplement and the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.
•	INSOLVENCY AND RESOLUTION CONSIDERATIONS — The notes constitute “loss-absorbing capacity” within the meaning of the final rules (the “TLAC rules”) issued by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) on December 15, 2016 regarding, among other things, the minimum levels of unsecured external long-term debt and other loss-absorbing capacity that certain U.S. bank holding companies, including JPMorgan Chase & Co., are required to maintain. Such debt must satisfy certain eligibility criteria under the TLAC rules. If JPMorgan Chase & Co. were to enter into resolution, either in a proceeding under Chapter 11 of the U.S. Bankruptcy Code or in a receivership administered by the Federal Deposit Insurance Corporation (the “FDIC”) under Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), holders of the notes and other debt and equity securities of JPMorgan Chase & Co. will absorb the losses of JPMorgan Chase & Co. and its affiliates.

Under Title I of the Dodd-Frank Act and applicable rules of the Federal Reserve and the FDIC, JPMorgan Chase & Co. is required to submit periodically to the Federal Reserve and the FDIC a detailed plan (the “resolution plan”) for the rapid and orderly resolution of JPMorgan Chase & Co. and its material subsidiaries under the U.S. Bankruptcy Code and other applicable insolvency laws in the event of material financial distress or failure. JPMorgan Chase & Co.’s preferred resolution strategy under its resolution plan contemplates that only JPMorgan Chase & Co. would enter bankruptcy proceedings under Chapter 11 of the U.S. Bankruptcy Code pursuant to a “single point of entry” recapitalization strategy. JPMorgan Chase & Co.’s subsidiaries would be recapitalized as needed so that they could

JPMorgan Structured Investments —	PS- 1
Floating Rate Notes Linked to the Consumer Price Index

continue normal operations or subsequently be wound down in an orderly manner. As a result, JPMorgan Chase & Co.’s losses and any losses incurred by its subsidiaries would be imposed first on holders of JPMorgan Chase & Co.’s equity securities and thereafter on unsecured creditors, including holders of the notes and other securities of JPMorgan Chase & Co. Claims of holders of the notes and those other debt securities would have a junior position to the claims of creditors of JPMorgan Chase & Co.’s subsidiaries and to the claims of priority (as determined by statute) and secured creditors of JPMorgan Chase & Co. Accordingly, in a resolution of JPMorgan Chase & Co. under Chapter 11 of the U.S. Bankruptcy Code, holders of the notes and other debt securities of JPMorgan Chase & Co. would realize value only to the extent available to JPMorgan Chase & Co. as a shareholder of JPMorgan Chase Bank, N.A. and its other subsidiaries and only after any claims of priority and secured creditors of JPMorgan Chase & Co. have been fully repaid. If JPMorgan Chase & Co. were to enter into a resolution, none of JPMorgan Chase & Co., the Federal Reserve or the FDIC is obligated to follow JPMorgan Chase & Co.’s preferred resolution strategy under its resolution plan.

The FDIC has similarly indicated that a single point of entry recapitalization model could be a desirable strategy to resolve a systemically important financial institution, such as JPMorgan Chase & Co., under Title II of the Dodd-Frank Act (“Title II”). Pursuant to that strategy, the FDIC would use its power to create a “bridge entity” for JPMorgan Chase & Co.; transfer the systemically important and viable parts of JPMorgan Chase & Co.’s business, principally the stock of JPMorgan Chase & Co.’s main operating subsidiaries and any intercompany claims against such subsidiaries, to the bridge entity; recapitalize those subsidiaries using assets of JPMorgan Chase & Co. that have been transferred to the bridge entity; and exchange external debt claims against JPMorgan Chase & Co. for equity in the bridge entity. Under this Title II resolution strategy, the value of the stock of the bridge entity that would be redistributed to holders of the notes and other debt securities of JPMorgan Chase & Co. may not be sufficient to repay all or part of the principal amount and interest on the notes and those other securities. To date, the FDIC has not formally adopted a single point of entry resolution strategy, and it is not obligated to follow such a strategy in a Title II resolution of JPMorgan Chase & Co.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement.

Risks Relating to the Notes Generally

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE THE INTEREST RATE ON THE NOTES IS A FLOATING RATE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE — With respect to each Interest Period, your notes will pay an interest rate per annum equal to the CPI Rate as determined on the applicable Determination Date (which is based on the year-over-year change in the level of the CPI) plus the Spread of 2.025%, provided that this rate will not be less than the Minimum Interest Rate. If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, you will receive an interest payment for the applicable Interest Period with an Interest Rate that is less than or equal to the Spread. If the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, you will receive an interest payment for the applicable Interest Period with an Interest Rate that is less than the Spread. If the Interest Rate for an Interest Period is equal to the Minimum Interest Rate, which will occur if the CPI Rate on the applicable Determination Date is less than or equal to -2.025% per annum, no interest will be payable with respect to that Interest Period. Accordingly, if the CPI Rate on the Determination Dates for some or all of the Interest Periods is less than or equal to -2.025% per annum, you may not receive any interest payments for an extended period over the term of the notes.
•	THE INTEREST RATE ON THE NOTES IS BASED ON THE CPI RATE — The amount of interest, if any, payable on the notes will depend on a number of factors that could affect the levels of the CPI Rate, and in turn, could affect the value of the notes. These factors include (but are not limited to) the expected volatility of the CPI Rate, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions and public expectations with respect to such factors. These and other factors may have a negative impact on the CPI Rate and on the value of the notes in the secondary market. The effect that any single factor may have on the CPI Rate may be partially offset by other factors. We cannot predict the factors that may cause the CPI Rate, and consequently the Interest Rate for an Interest Period, to increase or decrease. A decrease in the CPI Rate will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period.
•	FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — The rate of interest on your notes will be variable and determined based on the CPI Rate plus the Spread, provided that this rate will not be less than the Minimum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	LONGER-DATED NOTES MAY BE RISKIER THAN SHORTER-DATED NOTES — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. The present value of a longer-dated note tends to be more sensitive to rising interest rates than the present value of a shorter-dated note. If interest rates rise, the present value of a longer-dated note will fall faster than the present value of a shorter-dated note. You should purchase these notes only if you are comfortable with owning a note with a longer tenor.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a

JPMorgan Structured Investments —	PS- 2
Floating Rate Notes Linked to the Consumer Price Index

secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to Secondary Market Prices of the Notes

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “— Many Economic and Market Factors Will Impact the Value of the Notes” below.
•	The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the CPI on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including, but not limited to:

•	any actual or potential change in our creditworthiness or credit spreads;
•	the actual and expected volatility of the CPI;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	fluctuations in the prices of various consumer goods and energy resources;
•	inflation and expectations concerning inflation; and
•	a variety of economic, financial, political, regulatory or judicial events.

Risks Relating to the CPI Rate

•	THE CPI AND THE WAY THE BUREAU OF LABOR STATISTICS OF THE U.S. LABOR DEPARTMENT (THE “BLS”) CALCULATES THE CPI MAY CHANGE IN THE FUTURE — There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payable with respect to the notes. Accordingly, the amount of interest payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is discontinued or substantially altered, a successor index may be employed to calculate the interest payable on the notes and that substitution may adversely affect the value of the notes.
•	THE INTEREST RATE ON THE NOTES MAY NOT REFLECT ACTUAL LEVELS OF INFLATION AFFECTING HOLDERS OF THE NOTES — The CPI is just one measure of inflation and may not reflect the actual levels of inflation affecting holders of the notes. Further, the CPI Rate for any Interest Period is based on the lagging percentage change in the level of the CPI over a specified period. Accordingly, an investment in the notes may not fully offset any inflation actually experienced by any holder of the notes.

JPMorgan Structured Investments —	PS- 3
Floating Rate Notes Linked to the Consumer Price Index

Hypothetical Interest Rates Based on Historical CPI Levels

Provided below are historical levels of the CPI from January 2014 to January 2025. Also provided below are the hypothetical Interest Rates for a hypothetical Interest Period ending in the calendar months from January 2016 to April 2025 that would have resulted from the year-over-year change in the historical levels of the CPI presented below plus the Spread, subject to the Minimum Interest Rate. We obtained the historical information included below from Bloomberg, without independent verification.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical Interest Rates for a hypothetical Interest Period set forth below are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes and assume that the change in the CPI will be measured on a year-over-year basis. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the historical volatility of the CPI. As a result, the hypothetical Interest Rates depicted in the table below should not be taken as an indication of the actual Interest Rates that will be payable with regard to the Interest Periods over the term of the notes.

Historical Levels of CPI													Hypothetical Interest Rates Payable
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
January	233.916	233.707	236.916	242.839	247.867	251.712	257.971	261.582	281.148	299.170	308.417	317.671	2.196%	3.661%	4.066%	4.547%	3.789%	3.207%	8.247%	9.770%	5.266%	4.623%
February	234.781	234.722	237.111	243.603	248.991	252.776	258.678	263.014	283.716	300.840	310.326		2.527%	3.718%	4.228%	4.202%	4.076%	3.200%	8.834%	9.135%	5.162%	4.774%
March	236.293	236.119	238.132	243.801	249.554	254.202	258.115	264.877	287.504	301.836	312.332		2.755%	4.100%	4.134%	3.935%	4.310%	3.387%	9.061%	8.479%	5.377%	4.913%
April	237.072	236.599	239.261	244.524	250.546	255.548	256.389	267.054	289.109	303.363	313.548		3.398%	4.525%	4.096%	3.576%	4.512%	3.425%	9.505%	8.435%	5.116%	5.025%
May	237.900	237.805	240.229	244.733	251.588	256.092	256.394	269.195	292.296	304.127	314.069		3.043%	4.763%	4.237%	3.545%	4.360%	3.701%	9.896%	8.061%	5.178%
June	238.343	238.638	241.018	244.955	251.989	256.143	257.797	271.696	296.311	305.109	314.175		2.878%	4.406%	4.385%	3.888%	3.564%	4.645%	10.567%	7.010%	5.502%
July	238.250	238.654	240.628	244.786	252.006	256.571	259.101	273.003	296.276	305.691	314.540		3.150%	4.225%	4.488%	4.021%	2.354%	6.185%	10.284%	6.955%	5.382%
August	237.852	238.316	240.849	245.519	252.146	256.558	259.918	273.567	296.171	307.026	314.796		3.044%	3.900%	4.826%	3.815%	2.143%	7.018%	10.607%	6.073%	5.294%
September	238.031	237.945	241.428	246.819	252.439	256.759	260.280	274.310	296.808	307.789	315.301		3.022%	3.658%	4.897%	3.673%	2.671%	7.416%	11.085%	4.994%	4.996%
October	237.433	237.838	241.729	246.663	252.885	257.346	260.388	276.589	298.012	307.671	315.664		2.852%	3.753%	4.975%	3.836%	3.011%	7.390%	10.550%	5.203%	4.920%
November	236.151	237.336	241.353	246.669	252.038	257.208	260.229	277.948	297.711	307.051	315.493		3.088%	3.964%	4.724%	3.775%	3.335%	7.276%	10.288%	5.690%	4.556%
December	234.812	236.525	241.432	246.524	251.233	256.974	260.474	278.802	296.797	306.746	315.605		3.489%	4.258%	4.302%	3.736%	3.396%	7.415%	10.227%	5.725%	4.466%

Hypothetical Example of Calculation of the CPI Rate

The following example illustrates how the CPI Rate is calculated for a particular Interest Period. The hypothetical CPI Rate in the following example is for illustrative purposes only and may not correspond to the actual CPI Rate for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

On the Determination Date occurring in March 2025, the relevant CPI Rate is calculated based on the percent change in the CPI for the one-year period from January 2024 (308.417) to January 2025 (317.671) as follows:

JPMorgan Structured Investments —	PS- 4
Floating Rate Notes Linked to the Consumer Price Index

Hypothetical Interest Rate for an Interest Period

The following table illustrates the Interest Rate determination for an Interest Period for a hypothetical range of performance of the CPI Rate and reflects the Minimum Interest Rate set forth on the cover of this pricing supplement. The hypothetical CPI Rate and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual CPI Rate or interest payment applicable to a purchaser of the notes.

Hypothetical CPI Rate		Spread		Hypothetical Interest Rate
9.000%	+	2.025%	=	11.025%
8.000%	+	2.025%	=	10.025%
7.000%	+	2.025%	=	9.025%
6.000%	+	2.025%	=	8.025%
5.000%	+	2.025%	=	7.025%
4.000%	+	2.025%	=	6.025%
3.000%	+	2.025%	=	5.025%
2.000%	+	2.025%	=	4.025%
1.500%	+	2.025%	=	3.525%
1.000%	+	2.025%	=	3.025%
0.500%	+	2.025%	=	2.525%
0.000%	+	2.025%	=	2.025%
-0.500%	+	2.025%	=	1.525%
-1.000%	+	2.025%	=	1.025%
-2.000%	+	2.025%	=	0.025%
-2.025%	+	2.025%	=	0.000%*
-3.000%	+	2.025%	=	0.000%*
-4.000%	+	2.025%	=	0.000%*

*The Interest Rate cannot be less than the Minimum Interest Rate of 0.00% per annum.

Hypothetical Examples of Interest Rate Calculation for an Interest Period

The following examples illustrate how the hypothetical Interest Rate is calculated for a particular Interest Period occurring and assume that that the Day Count Fraction for the applicable Interest Period is equal to 30/360. The actual Day Count Fraction for an Interest Period will be calculated in the manner set forth in the accompanying product supplement. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rate for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: With respect to a particular Interest Period, the CPI Rate is 1.00% on the applicable Determination Date. The Interest Rate applicable to this Interest Period is 3.025% per annum.

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × (1.00% + 2.025%) × (30/360) = $2.5208

Example 2: With respect to a particular Interest Period, the CPI Rate is -3.00% on the applicable Determination Date. Because the CPI Rate of -3.00% plus 2.025% is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate for this Interest Period is 0.00% per annum and no interest is payable with respect to this Interest Period.

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 5
Floating Rate Notes Linked to the Consumer Price Index

What Is the Consumer Price Index?

The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“CPI”), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and published on Bloomberg screen CPURNSA or any successor source, as determined by the calculation agent in accordance with the procedures set forth under “The Underlyings — Base Rates — CPI Rate” in the accompanying product supplement. The CPI for a particular month is published during the following month.

The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food and beverages, housing, apparel, transportation, medical care, recreation, and education and communication, and other goods and services. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Historical Information

The following graph sets forth the monthly historical performance of the year-over-year change in the CPI from January 2020 through January 2025. We obtained the rates used to construct the graph below from Bloomberg, without independent verification. The rates displayed below do not reflect the Spread.

The year-over-year change in the CPI for the month of January 2025 (as compared to January 2024) was 3.000% based on Bloomberg page “CPI YOY.” The actual CPI Rate for any Determination Date will be determined in the manner described in “Key Terms — CPI Rate” in this pricing supplement and not by reference to the Bloomberg page “CPI YOY.”

The historical year-over-year change in CPI should not be taken as an indication of future results, and no assurance can be given as to the CPI Rate on any Determination Date. There can be no assurance that the performance of the CPI Rate will result in an Interest Rate for any Interest Period that is greater than the Minimum Interest Rate.

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Floating Rate Notes Linked to the Consumer Price Index

Material U.S. Federal Income Tax Consequences

Prospective investors should note that the discussion under “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement 1-I does not apply to the notes issued under this pricing supplement and is superseded by the following discussion.

The following is a discussion of the material U.S. federal income and certain estate tax consequences of owning and disposing of the notes, and constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP. It applies to you only if you are an initial investor who purchases a note at its issue price for cash and holds it as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code, the potential application of the provision of the Code known as the Medicare contribution tax and the different consequences that may apply if you are an investor subject to special treatment under the U.S. federal income tax laws, such as:

•	a financial institution;
•	a “regulated investment company” as defined in Code Section 851;
•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA” as defined in Code Section 408 or 408A, respectively;
•	a dealer in securities;
•	a person holding a note as part of a “straddle,” conversion transaction or integrated transaction, or who has entered into a “constructive sale” with respect to a note;
•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
•	a trader in securities who elects to apply a mark-to-market method of tax accounting; or
•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which, subsequent to the date hereof, may affect the tax consequences described herein, possibly with retroactive effect. As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general discussion. Moreover, the effects of any applicable state, local or non-U.S. tax laws are not discussed. You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Treatment of the Notes

Based on current market conditions, you and we agree to treat the notes as “variable rate debt instruments” that provide for a single objective rate for U.S. federal income tax purposes. An objective rate is a variable rate based on objective financial or economic information. However, the IRS or a court may not respect the treatment of the notes as variable rate debt instruments, in which case the notes will be treated as “contingent payment debt instruments.” If the notes were treated as contingent payment debt instruments, (i) a U.S. Holder would be required to recognize interest income based on our “comparable yield” for a similar non-contingent debt instrument and a “projected payment schedule” in respect of the notes, adjusted each year to take account for the difference between the actual and the projected payments in that year, and (ii) gain with respect to a note would be treated as ordinary income. The remainder of this discussion assumes that the notes are variable rate debt instruments.

Tax Consequences to U.S. Holders

You are a “U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

•	a citizen or individual resident of the United States;

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Floating Rate Notes Linked to the Consumer Price Index

•	a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Interest. Pursuant to rules governing the tax treatment of variable rate debt instruments, interest will be taxable to you as ordinary interest income at the time it is accrued or received, in accordance with your method of tax accounting.

Sale, Exchange or Retirement of the Notes. Upon a sale, exchange or retirement of the notes, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts attributable to accrued interest, which will be taxed as described in the preceding section) and your tax basis in the notes that are sold, exchanged or retired. Your tax basis in the notes will equal the amount you paid to acquire them. This gain or loss generally will be long-term capital gain or loss if, at the time of the sale, exchange or retirement, you held the notes for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. Holders are generally subject to taxation at reduced rates. The deductibility of capital losses is subject to certain limitations.

Tax Consequences to Non-U.S. Holders

You are a “Non-U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

•	a nonresident alien individual;
•	a foreign corporation; or
•	a foreign estate or trust.

You are not a “Non-U.S. Holder” for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition of a note. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note (including redemption at maturity).

Subject to the discussion of “FATCA” below, income and gain from a note generally will be exempt from U.S. federal income tax (including withholding tax) if these amounts are not effectively connected with your conduct of a U.S. trade or business and you provide a properly completed applicable Internal Revenue Service (“IRS”) Form W-8 appropriate to your circumstances.

If you are engaged in a U.S. trade or business, and if income or gain from a note is effectively connected with your conduct of that trade or business (and, if an applicable income tax treaty so requires, is attributable to a permanent establishment in the United States), although exempt from the withholding tax discussed above, you generally will be taxed in the same manner as a U.S. Holder with respect to that income. You will not be subject to withholding in this case if you provide a properly completed IRS Form W-8ECI. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of owning and disposing of notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Federal Estate Tax

If you are an individual Non-U.S. Holder, your notes will generally not be treated as U.S.-situs property subject to U.S. federal estate tax, provided that your income from the notes is not then effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting

Interest accrued or paid on your notes and the proceeds received from a sale or exchange of your notes (including acceleration or redemption at maturity) will generally be subject to information reporting unless you are an “exempt recipient.” You may also be subject to backup withholding on payments in respect of your notes unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you provide a properly completed IRS Form W-8 appropriate to your circumstances. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

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Floating Rate Notes Linked to the Consumer Price Index

FATCA

Legislation commonly referred to as “FATCA,” and regulations promulgated thereunder, generally impose a 30% withholding tax on payments to certain non-U.S. entities (including financial intermediaries) with respect to debt instruments such as the notes, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. This regime applies to payments of interest or other “fixed or determinable annual or periodical” income (“FDAP Income”) for U.S. federal income tax purposes paid with respect to a note, and to payments of gross proceeds of a taxable disposition, including early redemption or repurchase, acceleration or redemption at maturity. However, under regulations proposed in 2018 (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) no withholding will apply to payments of gross proceeds (other than any amount treated as FDAP Income). You should consult your tax adviser regarding the potential application of FATCA to the notes.

The Issuer will not pay any additional amounts with respect to any withholding tax.

YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

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Floating Rate Notes Linked to the Consumer Price Index